FILE NO. 82.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Sha
Cen
State ... arg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

02049523

INFORMATION SUBMITTED UNDER RULE 12g3-2(b) SUPPL

CO/S&B/VR/2002/ 2778 August 10, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2755 dated the August 10, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

dw 8/27

PROCESSED
AUG 30 2002
P
THOMSON FINANCIAL

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82-4521

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/ 2755

August 10, 2002

Dear Sir,

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Reserve Bank of India vide their letter No. DBOD.BP.No.114/21.02.067/2001-2002 dated 20th July, 2002 has approved payment of dividend @ Rs.6/- per share as declared by the Central Board of the Bank in its meeting held on the 20th June, 2002. Accordingly, the dividend warrants will be issued and will bear the date of the 31st August, 2002 and will be payable at par at all the branches of the Bank up to the amount of Rs.25,000/- and at the undernoted specified Branches for the amount exceeding Rs.25,000. In this connection, we may add that only 345 warrants of the amount exceeding Rs.25,000/- will be issued constituting of 0.05% of the total shareholder folios of 6.9 lacs.

1.Agra	7.Bhuj	13.Jaipur	19.New Delhi	25.Trissur
2.Ahmedabad	8.Chandigarh	14.Kanpur	20.Panipat	26.Vadodara
3.Alwaye	9.Chennai	15.Kolkata	21.Patna	
4.Bangalore	10.Dondaicha	16.Ludhiana	22.Pune	
5.Bhopal	11.Guwahati	17.Lucknow	23.Sholapur	
6.Bhubaneswar	12.Hyderabad	18.Mehrauli Rd. (Gurgaon)	24.Tiruvananthapuram	

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा।